

August 5, 2022

Ryan J. Faulkingham
Chief Financial Officer
Compass Diversified Holdings
301 Riverside Avenue, Second Floor
Westport, CT 06880

>   **Re: Compass Diversified Holdings**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed February 24, 2022**
>   **File No. 001-34927**
>   **Compass Group Diversified Holdings LLC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed February 24, 2022**
>   **File No. 001-34926**
>   **Supplemental response letter dated July 14, 2022**

Dear Mr. Faulkingham:

We have reviewed your July 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
Note C - Acquisition of Businesses, page F-18

1. We have reviewed your response to comment 2 and have the following comments:

    • Clarify in further detail how the intercompany loans represent purchase price consideration under ASC 805-30-30-7. In doing so, provide us with a walkthrough of the loan life cycle and pertinent details of all related transactions, including the specific parties that give and receive the loans and the typical timing of loan issuance and repayment. Clarify if the intercompany loans received by the newly created holding company ("Holding Company") are paid to the selling shareholders or are retained in the acquired business. Consider providing an illustrative example to facilitate our understanding.

• Revise your disclosures in future filings to clearly explain the Holding Company structure you use to conduct less than wholly-owned business combinations. In addition to any clarifying disclosures stemming from the preceding bullet, ensure that you disclose that the acquisition line item within investing activities on your statements of cash flows includes amounts received from and paid on behalf of non-controlling interest holders. Also tell us and consider disclosing if the selling shareholders that continue as non-controlling interest holders exit the predecessor entity and buy into the new Holding Company at the same price or a different price.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing